SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                  SunOpta Inc. (f/k/a Stake Technology Limited)
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                                (Name of Issuer)

                         Common Stock, Without Par Value
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                         (Title of Class of Securities)

                                  85 25 59 103
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                      (CUSIP Number of Class of Securities)

                                John S. Harrison
                                 Vice President
                          c/o Wilmington Trust Company
                            1100 North Market Street
                           Wilmington, Delaware 19890
                                 (302) 651-1000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Jay Rubinstein, Esq.
                               Withers Bergman LLP
                                157 Church Street
                                  P.O. Box 426
                               New Haven, CT 06502
                                 (203) 789-1320

                                December 30, 2003
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                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

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CUSIP No.      85 25 59 103
---------------------------

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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Charles Bronfman Trust

----------- --------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS

            N/A
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                5,490,906
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    -0-
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     5,490,906
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,490,906
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.2%
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    14      TYPE OF REPORTING PERSON

            OO
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


Introductory Note

     This Schedule 13D (the "Schedule 13D") is filed by the Charles Bronfman Trust (the "Reporting Person").

Item 1. Security and Issuer.

     This Schedule 13D relates to the common stock, without par value (the "Common Stock"), of SunOpta Inc., a Canadian corporation (f/k/a Stake Technology Limited) (the "Issuer"). The principal executive offices of the Issuer are located at 2838 Highway 7, Norval, Ontario, Canada L0P 1K0.

Item 2. Identity and Background.

     (a) This Schedule 13D is being filed on behalf of the Reporting Person.
Schedule I-A to this Schedule 13D contains the name, residence or business address, present principal occupation and citizenship or place of organization of each trustee (each a "CBT Trustee") of the Reporting Person.

     (b) The Reporting Person has its principal office at c/o Wilmington Trust Company, 1100 North Market Street, Wilmington, Delaware 19890.

     (c) The principal business of the Reporting Person consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

     (d) During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, the persons listed on Schedule I-A as a CBT Trustee, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, the persons listed on Schedule I-A as a CBT Trustee, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is organized under the laws of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Person directly owns a 50% membership interest in Claridge Israel LLC, a Delaware limited liability company ("Claridge"). On December 30, 2003, Claridge distributed pro rata to its members the shares of Common Stock and the warrants to purchase shares of Common Stock owned by it (the "Distribution"). In connection with the Distribution, the Reporting Person received 4,240,906 shares of Common Stock and warrants to acquire 1,250,000 shares of Common Stock. No funds were paid in consideration of the Distribution.

Item 4. Purpose of Transaction.

     As described in Item 3 hereto, the Reporting Person received the shares of Common Stock and warrants to purchase shares of Common Stock in connection with the Distribution. Subsequent to the filing of this Schedule 13D, the Reporting Person may elect from time to time to purchase additional securities of the Issuer in market transactions or otherwise or dispose of securities of the Issuer in market transactions or otherwise.

     Except as set forth in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Items 4(a) through 4(j) of Schedule 13D. The Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and the Common Stock and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 5,490,906 shares of Common Stock (including 1,250,000 shares of Common Stock that may be acquired through presently exercisable warrants), which represents approximately 10.2% of the Common Stock of the Issuer, based on the 52,578,460 shares of Common Stock the Issuer had outstanding as of November 6, 2003, as reported on the Issuer's Form 10-Q for the quarterly period ended September 30, 2003, and the 1,250,000 shares of Common Stock that may be acquired through presently exercisable warrants.

     (b) The Reporting Person has sole power to vote or to direct the vote and to dispose or to direct the disposition of all of the shares of Common Stock it may be deemed to beneficially own.

     (c) Other than the acquisition of beneficial ownership of 5,490,906 shares of Common Stock (including 1,250,000 shares of Common Stock that may be acquired through presently exercisable warrants) by the Reporting Person on December 30, 2003 in connection with the Distribution, in the 60 days prior hereto there have been no transactions in the Common Stock effected by the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons set forth on
Schedule I-A hereto.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As described in Item 3 hereto, the Reporting Person received warrants to purchase shares of Common Stock in connection with the Distribution. The warrants held by the Reporting Person represent the right to purchase an aggregate of (i) 1,125,000 shares of Common Stock at a price of US$2.40 per share at any time and from time to time until September 30, 2004 (the "September Warrant") and (ii) 125,000 shares of Common Stock at a price of US$3.25 per share at any time and from time to time until November 30, 2004 (the "November Warrant"). The terms and conditions of the September Warrant are attached hereto as Exhibit A. The terms and conditions of the November Warrant are attached hereto as Exhibit B. The terms and conditions of the September Warrant and the November Warrant are incorporated herein by reference and the foregoing summary of the September Warrant and the November Warrant is qualified in its entirety by reference to those exhibits.

Item 7. Material to be Filed as Exhibits.

     Exhibit A. Terms and Conditions of Warrant to Purchase 1,125,000 shares of
                Common Stock.

     Exhibit B. Terms and Conditions of Warrant to Purchase 125,000 shares of
                Common Stock.

     Exhibit C. Power of Attorney from the Wilmington Trust Company, a Trustee of the Charles Bronfman Trust.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 7, 2004                  CHARLES BRONFMAN TRUST

                                        By: /s/ Jay Rubinstein
                                            ------------------------------
                                            Name: Jay Rubinstein, a Trustee, and
                                            as Attorney-in-Fact the Wilmington
                                            Trust Company, a Trustee

                                  SCHEDULE I-A

                                 TO SCHEDULE 13D

                           Information with Respect to

                     Trustees of the Charles Bronfman Trust

     The following sets forth as to each of the CBT Trustees of the Charles Bronfman Trust: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. To the knowledge of the Charles BronfmanTrust, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Name and
Position with
the Charles                                       Present Principal             Citizenship or Place
Bronfman Trust     Present Business Address       Occupation                    of Organization
--------------     ------------------------       -----------------             --------------------

Jay Rubinstein     c/o Withers Bergman LLP        Principal, Withers            United States
                   157 Church Street              Bergman LLP
                   P.O. Box 426
                   New Haven, CT 06502

Wilmington         1100 North Market Street       Providing administrative,     Delaware
Trust Company      Wilmington, Delaware 19890     investment, tax and
                                                  custodial services